File No. [__]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

VENTURE LENDING & LEASING IX, INC., WTI FUND X, INC., WTI FUND XI, INC., VENTURE LENDING & LEASING VI, LLC, VENTURE LENDING & LEASING VII, LLC, VENTURE LENDING & LEASING VIII, LLC, VENTURE LENDING & LEASING IX, LLC, WTI FUND X, LLC, WTI FUND XI, LLC, AND WESTECH INVESTMENT ADVISORS LLC

104 La Mesa Drive, Suite 102
Portola Valley, CA 94028

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Mary C. Moynihan Perkins Coie LLP 700 13th Street Ste 800 Washington, D.C. NW Telephone: (202) 654-6254	Mark Perlow, Esq. Dechert LLP One Bush Street Suite 1600 San Francisco, CA 94104 Telephone: (415) 262-4530

Copies to:

Jared S. Thear
Westech Investment Advisors LLC
104 La Mesa Drive, Suite 102
Portola Valley, CA 94208
(650) 234-4300

December 18, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

VENTURE LENDING & LEASING IX, INC., WTI FUND X, INC., WTI FUND XI, INC., VENTURE LENDING & LEASING VI, LLC, VENTURE LENDING & LEASING VII, LLC, VENTURE LENDING & LEASING VIII, LLC, VENTURE LENDING & LEASING IX, LLC, WTI FUND X, LLC, WTI FUND XI, LLC, AND WESTECH INVESTMENT ADVISORS LLC

104 LA MESA DRIVE, SUITE 102
PORTOLA VALLEY, CALIFORNIA 94028

File No. [__]

: : : : : : : : : : : :
APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder:

•	Venture Lending & Leasing IX, Inc., a closed-end management investment company that has elected to be regulated as a business development company[2] under the 1940 Act (“VLL IX”);

•	WTI FUND X, Inc., a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act (“WTI Fund X”);

•
WTI FUND XI, Inc., a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act (“WTI Fund XI” and, together with VLL IX, and WTI Fund X, the “BDCs”);

•	Westech Investment Advisors LLC, the investment adviser to the BDCs (including its predecessor entities, “Westech”), on behalf of itself and its successors; and

•
Investment funds set forth on Schedule A hereto, each of which is an entity (i) whose investment adviser is an Adviser[3] and (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Entities” and, together with the BDCs and Westech, the “Applicants”).[4]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.” The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 Section 2(a)(48) of the 1940 Act defines a “business development company” to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

3 “Adviser” means Westech, and any other investment adviser controlling, controlled by or under common control with Westech. The term “Adviser” also includes any internally-managed Regulated Fund.

4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

5 “Regulated Fund” means the BDCs and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund that is a business development company, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund or Affiliated Entity; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund that is a business development company, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

6 “Affiliated Entity” means (a) an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (1) with respect to a Regulated Fund, another Regulated Fund; (2) an Adviser or any person controlling, controlled by or under common control with an Adviser, that is participating in a Co-Investment Transaction in a principal capacity; or (3) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser and (b) any entity controlling, controlled by or under common control with Westech that may, from time to time, hold various financial assets in a principal capacity (“Proprietary Accounts”).

7 “Co-Investment Transaction” means the acquisition or Disposition (as hereinafter defined) of securities of an issuer in a transaction effected in reliance on the Order.

8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.         The BDCs

1.          VLL IX

VLL IX was incorporated under the General Corporation Laws of the State of Maryland in June 2017 for the purpose of operating as an externally-managed, non-diversified business development company. VLL IX has elected to be treated, and intends to qualify annually thereafter, as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”). VLL IX’s principal place of business is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028. VLL IX is a wholly owned subsidiary of Venture Lending & Leasing IX, LLC (“VLL IX, LLC”), a Delaware limited liability company.

VLL IX’s investment objective is to achieve a superior risk-adjusted investment return. VLL IX’s primary investment strategy is to provide debt financing, in the form of secured loans, to carefully selected companies backed by venture capital investors, microVC funds, strategic investors and angel investors.  “Venture loans” generally consist of a promissory note secured by the intellectual property, equipment, or other assets of the borrower. VLL IX generally obtains a security interest in the assets financed and receives periodic payments of interest and principal and may receive a final payment at the end of the loan’s term. The interest rate and amortization terms of venture loans are individually negotiated between VLL IX and each borrower.

Typically, loans are structured as commitments by VLL IX to finance the working capital needs and the purchase of assets by the borrower over a specified period of time. The commitment of VLL IX to finance future working capital needs and asset acquisitions is typically subject to the absence of any material adverse change or default under the loan, and compliance by the borrower with certain additional requirements which may include performance-based milestones.

As a part of each loan transaction, Westech negotiates with each portfolio company to obtain warrants (“Warrants”) to purchase equity, generally preferred stock, of the company, and rights (“Rights”) to acquire equity securities in a future equity financing round to maintain or increase its ownership stake. Upon receipt of the Warrant and Rights by VLL IX in connection with a loan transaction, VLL IX distributes the Warrant and Rights to VLL IX, LLC in reliance on Rule 17a-5 under the 1940 Act, and any securities obtained upon later exercise of the Warrant or Rights are issued solely to VLL IX, LLC. The terms of the Warrants, including the expiration date, exercise price and terms of the equity security for which the Warrant may be exercised, are negotiated individually with each borrower at the time they are acquired. VLL IX does not have a right to and does not negotiate any terms of the future equity financing round (including price), but rather VLL IX, LLC has a right to participate on the terms offered.

VLL IX and VLL IX, LLC are limited in their direct investments in equity securities (including convertible notes) to an aggregate cost of up to 10 percent of all investments of VLL IX and VLL IX, LLC determined cumulatively over the life of VLL IX and VLL IX, LLC (provided however, that any equity securities acquired pursuant to the exercise of Warrants shall not be taken into account in determining whether such 10% threshold has been met). Equity investments will typically be made through (i) exercise of Warrants, as described above, (ii) exercise of Rights, as described above, or (iii) presented to, and acquired by, VLL IX, LLC as a result of Westech’s trusted relationships with portfolio companies and to its reputation more generally within the venture community in which it primarily invests.  Direct equity investments are made by VLL IX, LLC.9  While such direct investments will generally be in the equity securities of borrowers in VLL IX, LLC’s portfolio, investments may include companies where VLL IX does not have an existing loan.

9 These investments generally are made directly, but at times they may be made through one or more Wholly-Owned Investment Subs that the applicable LLC may establish from time to time. Such Wholly-Owned Investment Subs will have investment Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of its parent LLC.

Secondarily, up to 20 percent of the aggregate cost of all investments of VLL IX (determined cumulatively over the life of VLL IX) may be used for special situation investments, which are expected to consist principally of convertible and subordinated debt financing to public and late-stage private companies. Such special situations could include investments targeted towards late‑stage or public companies seeking additional growth capital to expand product offerings, increase market penetration or fund strategic acquisitions of other companies or technology.

Collectively, the foregoing are referred to as the investment “Objectives and Strategies.”

VLL IX has a four-member board of directors (“Board”)10, of which three members are Independent Directors.11 No Independent Director of a Regulated Fund will have a material financial interest in any Co-Investment Transaction, other than indirectly through share ownership in a Regulated Fund and/or Affiliated Entities.12 VLL IX, LLC has a three-member advisory board, consisting of three unaffiliated directors.

2.          WTI FUND X

WTI Fund X was incorporated under the General Corporation Laws of the State of Maryland in October 2020 for the purpose of operating as an externally-managed, non-diversified business development company. WTI Fund X has elected to be treated, and intends to qualify annually thereafter, as a regulated investment company under Sub-Chapter M of the Code. WTI Fund X’s principal place of business is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028. WTI Fund X is a wholly owned subsidiary of Venture Lending & Leasing X, LLC (“WTI Fund X, LLC”), a Delaware limited liability company.

WTI Fund X has substantially the same investment Objective and Strategies as VLL IX. It has a four member board, of which three members are Independent Directors. No Independent Director of a Regulated Fund will have a material financial interest in any Co-Investment Transaction, other than indirectly through share ownership in a Regulated Fund and/or Affiliated Entities.13 WTI Fund X, LLC has a three-member advisory board, consisting of three unaffiliated directors.

10 The term “Board” refers to the board of directors or trustees of any Regulated Fund.

11 The term “Independent Directors” refers to the trustees or directors of any Regulated Fund that are not “interested persons” of the Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

12 Certain Independent Directors may also have immaterial interests in unrelated venture capital funds that may have interests in a portfolio company.

13 Certain Independent Directors may also have immaterial interests in unrelated venture capital funds that may have interests in a portfolio company.

3.          WTI FUND XI

WTI Fund XI was incorporated under the General Corporation Laws of the State of Maryland in February 2023 for the purpose of operating as an externally-managed, non-diversified business development company. WTI Fund XI has elected to be treated, and intends to qualify annually thereafter, as a regulated investment company under Sub-Chapter M of the Code. WTI Fund XI’s principal place of business is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028. WTI Fund XI is a wholly owned subsidiary of Venture Lending & Leasing XI, LLC (“WTI Fund XI, LLC”), a Delaware limited liability company.

WTI Fund XI has substantially the same investment Objectives and Strategies as VLL IX. It has a five-member Board, of which three members are Independent Directors. No Independent Director of a Regulated Fund will have a material financial interest in any Co-Investment Transaction, other than indirectly through share ownership in a Regulated Fund and/or Affiliated Entities.14 WTI Fund XI, LLC has a three-member advisory board, consisting of three unaffiliated directors.

B.          Existing Affiliated Entities

Each Existing Affiliated Entity is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Westech serves as the investment adviser to each Existing Affiliated Entity. Each entity set forth on Schedule A hereto is an Existing Affiliated Entity. Venture Lending & Leasing VI, LLC; Venture Lending & Leasing VII, LLC; Venture Lending & Leasing VIII, LLC; VLL IX, LLC; WTI Fund X, LLC; and WTI Fund XI, LLC are herein collectively referred to as the “LLCs.”

C.          Westech

Westech serves as the investment adviser of the BDCs and each of the Existing Affiliated Entities. Westech also provides or will provide administrative services to the BDCs and each of the Existing Affiliated Entities, under an administrative services agreement. Westech is a California limited liability company and is a registered investment adviser with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”).

Westech is a subsidiary of P10 Intermediate Holdings, LLC, an indirect wholly-owned subsidiary of P10, Inc. (“P10”). On October 13, 2022, P10 acquired Westech, and its affiliated subsidiaries. P10 is a leading multi-asset class private market solutions provider in the alternative asset management industry. P10, Inc. was founded as a Texas corporation in 1992 and reincorporated in Delaware in 2000. It is headquartered in Dallas, TX with an office in New York, NY.

14 Certain Independent Directors may also have immaterial interests in unrelated venture capital funds that may have interests in a portfolio company.

Westech and its predecessors have sponsored eleven serial institutional venture debt funds since 1994, each of which has been structured as a business development company. Beginning with Venture Lending & Leasing III, Inc., each business development company has been wholly owned by a limited liability company (each of VLL IX, WTI Fund X and WTI Fund XI, together with their respective LLCs, as well as such funds to be formed in the future, are referred to herein as the “Venture Debt Funds”). These funds have originated $2.6 billion in venture loan commitments through September 30, 2025, which finance innovation in the real economy, create important products and services, create jobs and enable businesses to grow and expand. Westech’s investment management activities are limited to the BDCs and the LLCs and other Affiliated Entities. Westech’s investment team consists of four investment partners, who have worked together at Westech for over 13 years, and nine additional full-time professionals. The team works collaboratively across all Venture Debt Funds to implement the same overall investment strategy for each Venture Debt Fund. Investments are approved by subsets of the group, always including at least two of the four investment partners, and in the case of investments above certain dollar amounts, three of the four investment partners. Because of the serial nature of the BDCs, one or more BDC may be actively investing at the same time. The Venture Debt Funds managed by Westech typically invest in approximately 100 new portfolio companies in a given year, and each BDC typically invests in approximately 300 companies over its life.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.          Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”15 in which the fund is a participant without first obtaining an order from the SEC.

15 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.          Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entity (other than Proprietary Accounts) that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). In addition, with respect to Advisers deemed to be “affiliated persons” of each other, Affiliated Entities (other than Proprietary Accounts) advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, because any Proprietary Accounts would be controlled by or under common control with Westech and/or Advisers deemed to be “affiliated persons” of Westech, they could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund or Affiliated Entity, such entity would be a company controlled by its parent Regulated Fund or Affiliated Entity for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C.          Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.          Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for a Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.16

2.         Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,17 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,18 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.         Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.19

4.          No Remuneration. Any transaction fee20 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(s).

16 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

17 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

18 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

19 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

20 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5.          Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will share its Co-Investment Policies with the Regulated Funds and will notify the Regulated Funds of any material changes thereto.21

6.          Dispositions:

(a)        Prior to any Disposition22 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)          Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.23

7.          Board Oversight

(a)        Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment consistent with their fiduciary duties.

21 The Affiliated Entities may adopt shared Co-Investment Allocation Policies.

22 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

23 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(b)       Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are adequate to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)       Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies. The Adviser and the chief compliance officer will also provide any additional information as the Board may request.

8.          Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.          Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.          Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).24 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.          Communications

Please address all communications concerning this Application, the Notice and the Order to:

Mary C. Moynihan Perkins Coie LLP 700 13th Street Ste 800 Washington, D.C. NW Telephone: (202) 654-6254	Mark Perlow, Esq. Dechert LLP One Bush Street Suite 1600 San Francisco, CA 94104 Telephone: (415) 262-4530

and a copy of any communications, concerning this Application, the Notice, and the Order to:

Jared S. Thear
Westech Investment Advisors LLC
104 La Mesa Drive, Suite 102
Portola Valley, CA 94208
 (650) 234-4300

24 See, e.g., Blackstone Private Credit Fund, et al. (File No. 812-15726), Release No. IC-35567 (May 5, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order), FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

B.          Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the BDCs pursuant to resolutions duly adopted by the Board. Copies of the resolutions are attached hereto as Exhibit A.

Pursuant to Rule 0-2(c), Applicants hereby state that the BDCs and each of the Existing Affiliated Entities have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 18 day of December, 2025.

WESTECH INVESTMENT ADVISORS LLC

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VENTURE LENDING & LEASING IX, INC.

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer

WTI FUND X, INC.

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer

WTI FUND XI, INC.

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer

VENTURE LENDING & LEASING VI, LLC,
a Delaware limited liability company

By:	Westech Investment Advisors LLC,
a California limited liability company
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VENTURE LENDING & LEASING VII, LLC,
a Delaware limited liability company

By:	Westech Investment Advisors LLC,
a California limited liability company
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VENTURE LENDING & LEASING VIII, LLC,
a Delaware limited liability company

By:	Westech Investment Advisors LLC,
a California limited liability company
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VENTURE LENDING & LEASING IX, LLC,
a Delaware limited liability company

By:	Venture Lending & Leasing IX GP, LLC
Its:	Managing Member

By:	Westech Investment Advisors LLC
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

WTI FUND X, LLC
a Delaware limited liability company

By:	WTI Fund X GP, LLC
Its:	Managing Member

By:	Westech Investment Advisors LLC
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

WTI FUND XI, LLC
a Delaware limited liability company

By:	WTI Fund XI GP, LLC
Its:	Managing Member

By:	Westech Investment Advisors LLC
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of Westech Investment Advisors LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

WESTECH INVESTMENT ADVISORS LLC

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of Venture Lending & Leasing IX, Inc., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

VENTURE LENDING & LEASING IX, INC.

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of WTI Fund X, Inc., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

WTI FUND X, INC.

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of WTI Fund XI, Inc., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

WTI FUND XI, INC.
By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of Venture Lending & Leasing VI, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

VENTURE LENDING & LEASING VI, LLC,
a Delaware limited liability company

By:	Westech Investment Advisors LLC,
a California limited liability company
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of Venture Lending & Leasing VII, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

VENTURE LENDING & LEASING VII, LLC,
a Delaware limited liability company

By:	Westech Investment Advisors LLC,
a California limited liability company
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of Venture Lending & Leasing VIII, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

VENTURE LENDING & LEASING VIII, LLC,
a Delaware limited liability company

By:	Westech Investment Advisors LLC,
a California limited liability company
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of Venture Lending & Leasing IX, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

VENTURE LENDING & LEASING IX, LLC,
a Delaware limited liability company

By:	Venture Lending & Leasing IX GP, LLC
Its:	Managing Member

By:	Westech Investment Advisors LLC
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of WTI Fund X, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

WTI FUND X, LLC
a Delaware limited liability company

By:	WTI Fund X GP, LLC
Its:	Managing Member

By:	Westech Investment Advisors LLC
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated December 18, 2025 for and on behalf of WTI Fund XI, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

WTI FUND XI, LLC
a Delaware limited liability company

By:	WTI Fund XI GP, LLC
Its:	Managing Member

By:	Westech Investment Advisors LLC
Its:	Managing Member

By:	/s/ Jared S. Thear
Name:	Jared S. Thear
Title:	Chief Financial Officer, Chief Compliance Officer, Vice President, Secretary, and Treasurer

SCHEDULE A

Westech Advisors	Jurisdiction and Form of Organization
Westech Investment Advisors LLC	A California limited liability company

Existing Affiliated Entities	Jurisdiction and Form of Organization	Investment Advisor
Venture Lending & Leasing VI, LLC	A Delaware limited liability company	Westech Investment Advisors LLC

Venture Lending & Leasing VII, LLC	A Delaware limited liability company	Westech Investment Advisors LLC

Venture Lending & Leasing VIII, LLC	A Delaware limited liability company	Westech Investment Advisors LLC

Venture Lending & Leasing IX, LLC	A Delaware limited liability company	Westech Investment Advisors LLC

WTI Fund X, LLC	A Delaware limited liability company	Westech Investment Advisors LLC

WTI Fund XI, LLC	A Delaware limited liability company	Westech Investment Advisors LLC

Schedule A-1

EXHIBIT A

Resolutions of the Boards of Trustees of
Venture Lending & Leasing IX, Inc., WTI Fund X, Inc., WTI Fund XI, Inc. (each, the “Company”)

Approval of Filing Application for Co-Investment Relief

WHEREAS, each of the Boards of Trustees (the “Board”) of the applicable Company deems it advisable and in the best interest of the applicable Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the applicable Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the applicable Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Exhibit A-1